BERMAN RENNERT VOGEL & MANDLER, P.A.
                          100 SE 2nd Street, Suite 2900
                              Miami, Florida 33131
                                Tel: 305-577-4177


                                  June 17, 2009

VIA FEDERAL EXPRESS
-------------------
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549
Attention:  Effie Simpson, Staff Accountant

Re:      Flanigan's Enterprises, Inc.
         Item 4.01 Form 8-K filed June 5, 2009
         File No. 1-06836

Dear Ms. Simpson:

         We are in receipt of your comment letter dated June 10, 2009. This letter sets forth the response of the Company to the comment letter. Your comment is reproduced below:

COMMENT: Based on our telephonic conversation, you stated that the accounting firm of MarcumRachlin, your independent registered public accounting firm, is registered with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act: of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. As MarcumRachlin does not appear on the PCAOB list of registered firms, please provide us with a written response confirming that MarcumRachlin is indeed registered with the PCAOB.

RESPONSE:         In  light  of this  comment,  we  have  been  informed  by the
                  Company,  and we hereby inform you  supplementally,  that, the
                  Company   was   informed   by  the   accounting   firm   that,
                  simultaneously  with the merger on June 1, 2009 of Rachlin LLP with and into  Marcum & Kleigman  LLP,  Marcum & Kleigman  LLP changed  its name to  Marcum  LLP.  Marcum &  Kleigman  LLP is registered with the PCAOB as evidenced by the enclosed copy of the listing of registered  firms attached hereto as Exhibit A.
                                                                      ---------
                  The PCAOB was  notified on June 1, 2009 of the name change and also of Marcum  LLP's  intention  to  practice in the state of
                  Florida as  MarcumRachlin,  a division of Marcum LLP. Attached hereto as Exhibit B is a copy of an email from the  accounting
                            ---------
                  firm notifying the PCAOB of the name change, which apparently is still being processed.

                  Consequently, Marcum LLC has informed the Company that it believes it is registered with the PCAOB.

Ms. Effie Simpson
June 17, 2009
Page 2





         If you have any questions or further comments, please contact me at 305-577-4162.

                                                     Very truly yours,

                                                     /s/ Claire P. Menard


cc:      Jeffrey D. Kastner
         Charles J. Rennert

                                                                       EXHIBIT A


[LOGO]                                                       1666 K Street, N.W.
                                                            Washington, DC 20006
                                                       Telephone: (202) 207-9100
                                                       Facsimile: (202) 862-8430
                                                                 www.pcaobus.org


--------------------------------------------------------------------------------

                       Registered Public Accounting Firms
               With the Public Company Accounting Oversight Board
                          As of Tuesday, June 02, 2009

--------------------------------------------------------------------------------

The Public Company Accounting Oversight Board has approved the registration applications of the accounting firms listed below. There are currently 2012 registered firms.
                                      * * *

Registrant                                                Headquarters Office Location
A. F. FERGUSON & CO.                                      Mumbai, India
A. F. FERGUSON ASSOCIATES                                 Mumbai, India
Aaron Stein                                               Woodmere, NY
Aarons Grant & Habif, LLC                                 Atlanta, GA
ABELOVICH, POLANO & ASOCIADOS                             Buenos Aires, Argentina
Abrams and Company, P.C.                                  Melville, NY
ABRAMS, FOSTER, NOLE & WILLIAMS, P.A.                     Baltimore, MD
AC Christes & Partner GmbH WPG StBG                       Hamburg, Germany
Accell, PA                                                Tampa, FL
Accountantskantoor Foederer B.V.                          Eindhoven, Netherlands
Accounting & Consulting Group, LLP                        Carlsbad, NM
Accuity LLP                                               Honolulu, HI
ACE Auditeurs et Conseils d'Entreprise                    Paris, France
Ackerman, Matthew, Fiber & Wainberg L                     os Angeles, CA
Acquavella, Chiarelli, Shuster, Berkower & Co. LLP        Iselin, NJ
ADRIAN YEO & CO                                           Petaling Jaya, Malaysia
Agbimson & Co., CPA, PC                                   Rockville Centre, NY
AGCA, Inc.                                                Arcadia, CA
Agee Fisher, LLC                                          Atlanta, GA
AGN CHINA REGAL CPAs Co., Ltd.                            Beijing, China
Ahearn, Jasco & Company, P.A.                             Pompano Beach, FL
Ahmed MANSOUR & Associes                                  Tunis, Tunisia
AJ. Robbins, PC                                           Denver, CO
AJSH & Co.                                                Delhi, India
Akin, Doherty, Klein & Feuge, P.C.                        San Antonio, TX
Akintola Williams Deloitte                                Lagos, Nigeria


[LOGO]                                                       1666 K Street, N.W.
                                                            Washington, DC 20006
                                                       Telephone: (202) 207-9100
                                                       Facsimile: (202) 862-8430
                                                                 www.pcaobus.org


Registrant                                                             Headquarters Office Location
Mao & Company CPAs, Inc.                                               Los Angeles, CA
Marcelo De Los Santos Y Cia, S.C.                                      San Luis Potosi, Mexico
Marcia Fritz & Company, Certified Public Accountants                   Citrus Heights, CA
----------------------------------------------------------------------------------------------------
Marcum & Kliegman LLP                                                  Melville, NY
----------------------------------------------------------------------------------------------------
Margolies, Fink and Wichrowski                                         Pompano Beach, FL
Margolin, Winer & Evens LLP                                            Garden City, NY
Margolis & Company P.C.                                                Bala Cynwyd, PA
Mark A. Rodenburg, CPA                                                 Denver, CO
Mark Bailey & Company, CPA's, Ltd.                                     Reno, NV
Mark Turbyfill, CPA, CFP(R), RFC, PLLC                                 Broadlands, VA
Mark Z. Robbins, CPA, MBA, PA                                          Jupiter, FL
Markhams MRI Auckland                                                  Auckland, New Zealand
Marks Paneth & Shron LLP                                               New York, NY
Marmann & Associates, P.C.                                             Sheffield, AL
Marty R. Chenault CPA                                                  Houston, TX
MasDell Audit & Consulting Ltd.                                        Beijing, China
Massey & Massey Accountancy, LLP                                       Folsom, CA
Mauldin & Jenkins Certified Public Accountants, LLC                    Marietta, GA
Maurice J. Carron                                                      San Francisco, CA
Mayer Hoffman McCann P.C.                                              Leawood, KS
Mayer Rispler & Company P.C.                                           Brooklyn, NY
MAZARS                                                                 Kuala Lumpur, Malaysia
Mazars & Guerard                                                       Paris, France
Mazars & Guerard SpA                                                   Milan, Italy
Mazars Auditores, S.L.                                                 Barcelona, Spain
Mazars CPA Limited                                                     Hong Kong, Hong Kong
Mazars GmbH                                                            Frankfurt, Germany
Mazars Limited                                                         Bangkok, Thailand
Mazars LLP                                                             ondon, United Kingdom
Mazars LLP                                                             New York, NY
Mazars LLP                                                             Singapore, Singapore
Mazars Moores Rowland                                                  Cape Town, South Africa
Mazars Paardekooper Hoffman                                            Capelle Aan Den Ijssel,
                                                                       Netherlands
McBain & Co Audit and Assurance Services                               Balwyn, Australia
McBride Shopa and Company, P.A.                                        Wilmington, DE
McCarney Greenwood LLP                                                 Toronto, ON, Canada
McClain & Company, L.C.                                                Miami, FL
McConnell & Jones, LLP                                                 Houston, TX
McCrory & McDowell LLC                                                 Pittsburgh, PA


                                                                       EXHIBIT B

EMAIL:
From: Blum, Ilyssa (x6653) [ilyssa.blum@marcumrachlin.com]
Sent: Tuesday, June 09, 2009 5:50 PM
Subject: FW: Marcum & Kliegman LLP name change and merger with Rachlin LLP

Here is the email that goes as one of the attachments where the PCAOB was notified........
Ilyssa K. Blum, CPA profile
Partner
Assurance Services
MarcumRachlin, a division of Marcum LLP
450 East Las Olas Boulevard, Ninth Floor, Ft. Lauderdale, Florida 33301 phone (954) 728-2500 x6653 fax (954) 525-2004
ilyssa.blum@marcumrachlin.com
www.marcumrachlin.com - www.rachlinfoundation.org

Please see the bottom of this e-mail chain for MarcumRachlin, a division of Marcum LLP, Confidentiality Notice and Circular 230 Disclaimer.

From: Giugliano, Greg
Sent: Monday, June 01, 2009 6:49 PM
To:`huynhh@pcaobus.org'
Subject: Marcum & Kliegman LLP name change and merger with Rachlin LLP

On June 1, 2009 Marcum & Kliegman LLP merged with Florida-based Rachlin LLP. Marcum & Kliegman LLP is the surviving entity.

Effective with the merger, Marcum & Kliegman LLP changed its name to Marcum LLP and will be called Marcum LLP in the Northeast and MarcumRachlin, a division of Marcum LLP, in the South. The reason for the name change is to facilitate the rebranding of Rachlin LLP in the South. Rachlin LLP will also withdraw as a PCAOB registered firm through the filing of Form 1-WD.

Additionally, Rachlin LLP associated persons have previously signed consents to cooperate with the PCAOB. As a result of the merger and name change, will these same associates be required to sign new consents to cooperate under the Marcum LLP name.

Please contact me directly using the information provided below if you require any further information. Thank you in advance for the Board's consideration of these matters.

Gregory Giugliano
Partner-in-Charge of Assurance Services
Marcum LLP
10 Melville Park Road
Melville, NY 11747
631-414-4222

CONFIDENTIALITY NOTICE:
This message is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of the message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone at (631) 414-4000 or (212) 981-3000 and destroy this message.